Exhibit 99.3

AGREEMENT FOR USE AND NON-DISCLOSURE OF PROPRIETARY INFORMATION

This Agreement for Use and Non-Disclosure of Proprietary Information (“Agreement”) between CEA Industries Inc. and its subsidiaries (“CEAII”), and 111 Equity Group LLC (“Company”) is effective as of the 26th day of June 2024 (“Effective Date”). CEAII and Company shall be referred to as the “Parties” and each a “Party.” The Parties enter this Agreement to assure the protection and preservation of the confidential and/or proprietary nature of information to be disclosed or made available between the Parties.

Now, therefore, for good and valuable consideration, the sufficiency of which is acknowledged, the Parties agree as follows:

1. Proprietary Information. All confidential, non-public and/or proprietary information, including without limitation all oral and written information, disclosed by a Party (“Disclosing Party”) or a Disclosing Party’s affiliates, respective employees, officers, directors, agents, legal counsel, accountants, auditors and other representatives and advisors (hereinafter “Disclosing Party Representative”), to the other Party (“Recipient”) is deemed to be confidential, restricted and proprietary to such Disclosing Party (hereinafter referred to as “Proprietary Information”).

2. Use. Recipient agrees to use any Proprietary Information received from the Disclosing Party and Disclosing Party Representatives only for the purpose of the Parties conducting business together (“Permitted Use”).

3. Nondisclosure; Care. Recipient may use the Proprietary Information only for the Permitted Use and will protect all Proprietary Information from disclosure to others using the same degree of care used to protect its own proprietary information of a similar nature and kind, but in any case using no less than a reasonable degree of care. Recipient may not reproduce Proprietary Information in any form except as required for the Permitted Use.

4. Ownership. All Proprietary Information will remain the property of the relevant Disclosing Party, may be used by Recipient only for the Permitted Use, and such Proprietary Information, including all copies thereof, must be returned to such Disclosing Party or be destroyed, at the Recipient’s option, upon such Disclosing Party’s written request, without retaining any copies thereof.

5. Limitation. Recipient has no obligation to protect any Proprietary Information that:

i) has been or in the future is published or is now or in the future otherwise enters the public domain, other than as a result of disclosure by Recipient in violation of this Agreement;

ii) before disclosure hereunder, properly is within Recipient’s legitimate possession provided that the source of such information was not known by Recipient (after reasonable inquiry) to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Disclosing Party or any other party with respect to such information; or

iii) subsequent to disclosure hereunder is received lawfully by Recipient from a third party, who is not known (subject to reasonable inquiry) by Recipient to be prohibited from disclosing the information to Recipient.

6. Term and Termination. The term of this Agreement shall commence on the Effective Date and shall expire two (2) years from the Effective Date, provided that either Party may terminate this Agreement at any time by providing written notice to the other Party. Notwithstanding anything to the contrary herein, each Party’s rights and obligations under this Agreement shall survive the expiration or termination of this Agreement for a period of two (2) years from the date of such expiration or termination, even after the return or destruction of Proprietary Information by the Recipient (the “Survival Period”), provided that for any and all trade secrets of the Disclosing Party, the Survival Period shall last for as long as such Proprietary Information qualifies as a trade secret under applicable federal, state and/or local law.

7. Exception for Legal Process. Any disclosure by the Recipient of any of the Disclosing Party’s Proprietary Information under a valid order issued by a court or governmental agency of competent jurisdiction (“Legal Order”) shall be subject to the terms of this section. Before making any such disclosure, the Recipient shall provide the Disclosing Party with: (a) prompt written notice of such requirement so that the Disclosing Party may seek a protective order or other remedy; and (b) reasonable assistance in opposing such disclosure or seeking a protective order or other limitations on disclosure.

8. Publicity. All media releases and public announcements or disclosures by a party relating to this Agreement, its subject matter or the purpose of this Agreement must be coordinated with and consented to by the other parties in writing prior to the release thereof.

9. U.S. Securities Laws. Recipient acknowledges United States securities laws and regulations, which prohibit any person who has material non-public information about a company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Recipient further acknowledges that this Agreement prohibits Recipient from disclosing any Proprietary Information, whether publicly or selectively, except as explicitly permitted according to the terms of this Agreement.

10. No Disclosing Party Representations or Warranties. Neither the Disclosing Party nor any of its Disclosing Party Representatives make any representation or warranty, expressed or implied, as to the accuracy or completeness of the Confidential Information disclosed to the Recipient hereunder. Neither the Disclosing Party nor any of its Disclosing Party Representatives shall be liable to the Recipient or any of its Disclosing Party Representatives relating to or resulting from the Recipient’s use of any of the Proprietary Information or any errors therein or omissions therefrom.

11. No Transfer of Rights, Title or Interest. The Disclosing Party retains its entire right, title and interest, including all intellectual property rights, in and to all Proprietary Information. Any disclosure of such Proprietary Information hereunder shall not be construed as an assignment, grant, option, license or other transfer of any such right, title or interest whatsoever to the Recipient.

12. General. This Agreement will be governed and construed under the laws of the State of Colorado, without giving effect to conflict of laws principles. There are no understandings, agreements or representations, express or implied, not specified herein and supersedes any prior agreements relating thereto with respect to the Proprietary Information. This Agreement may be amended only by a written document signed by Recipient and the Disclosing Party. This Agreement may be executed by the parties in counterparts, each of which together shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

CEA Industries Inc.		Company

By:	/s/Anthony K. McDonald	By:	/s/ Chaim Herzog
Name: Anthony K. McDonald		Name: Chaim Herzog
Title: Chairman & CEO		Title: Manager